Exhibit 99.1

Alterity Therapeutics Announces Presentation of New Data Describing

Neuroprotection of ATH434 at Neuroscience Meeting

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 11 October 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced promising new data related to ATH434 were presented at the Society for Neuroscience 2024 in Chicago, USA.

The poster entitled, “Potent Antioxidant and Mitochondrial-protectant Effects of ATH434, a Novel Inhibitor of α-Synuclein Aggregation with Moderate Iron-binding Affinity,” demonstrates that the neuroprotective and mitochondrial protectant properties of ATH434 include reducing lipid damage in two distinct and disease-relevant neuronal injury models. Additional studies elucidate the inherent antioxidant properties and benefits of ATH434 in cellular energy usage. ATH434’s antioxidant properties were distinguished from those of another iron binding agent approved for treating iron overload. The study was run under the direction of Dr. Daniel J. Kosman, Distinguished Professor of Biochemistry at the State University of New York at Buffalo.

“These exciting new data further our understanding of ATH434’s potential as a disease modifying treatment for neurodegenerative diseases, including Parkinson’s disease and related disorders,” said, David Stamler, M.D., Chief Executive Officer of Alterity. “The study extended previous findings and demonstrated that ATH434 has intrinsic antioxidant activity. This is key as oxidative injury is an important contributor to the pathology of neurodegeneration. By addressing this injury in two different ways, both directly and by redistributing excess labile iron, ATH434 has excellent potential to treat this group of diseases. The ability of ATH434 to reduce damage to lipid membranes undergoing oxidative stress may augment its ability to slow disease progression. We are grateful for the continued valuable contributions from our collaborators in Dr. Kosman’s laboratory at SUNY-Buffalo.”

The study, authored by Dr. Danielle Bailey, investigated the efficacy of ATH434 and comparator agents as lipid peroxidation protectants using a menadione-induced model and a hemin-induced oxidative stress model in a neuronal cell line. In unstressed cells, ATH434 promoted energy production in mitochondria to a pathway less prone to causing oxidative stress. In-solution assays detailed the mechanisms underlying ATH434’s direct antioxidant capacity with respect to potentially damaging charged molecules. These combined properties can serve to protect vulnerable mitochondria in neurodegenerative diseases.

The poster presentation can be found on Alterity’s website here.

About ATH434

Alterity’s lead candidate, ATH434, is an oral agent designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve neuronal function by restoring normal iron balance in the brain. As an iron chaperone, it has excellent potential to treat Parkinson’s disease as well as various Parkinsonian disorders such as Multiple System Atrophy (MSA). ATH434 successfully completed Phase 1 studies demonstrating the agent is well tolerated and achieved brain levels comparable to efficacious levels in animal models of MSA. ATH434 is currently being studied in two clinical trials: Study ATH434-201 is a randomized, double-blind, placebo-controlled Phase 2 clinical trial in patients with early-stage MSA and Study ATH434-202 is an open-label Phase 2 Biomarker trial in patients with more advanced MSA. ATH434 has been granted Orphan drug designation for the treatment of MSA by the U.S. FDA and the European Commission.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

3